Exhibit 99.1

DIGITAS INC.

800 Boylston Street
Boston, Massachusetts

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

March 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Digitas Inc. has obtained a letter of representation from Arthur Andersen LLP (“Andersen”) stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Very truly yours,

Digitas Inc.

/s/ Jeffrey Cote

Jeffrey Cote
Chief Financial Officer

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